PricewaterhouseCoopers LLP
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 604 806 7000
Facsimile +1604 806 7806

March 8, 2007

VIA SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Nova Scotia Securities Commission
New Brunswick Securities Commission
Securities Commission of Newfoundland and Labrador
Prince Edward Island Securities Office

Dear Sirs/Mesdames:

Re:      Fronteer Development Group Inc. - Final Short Form Prospectus

In connection with the final short form prospectus of Fronteer Development Group Inc. (the "Corporation") dated March 8, 2007 (the "Prospectus") relating to the offering for distribution of 4,100,000 common shares of the Corporation in each of the provinces of Canada other than the province of Quebec, we hereby consent to the incorporation by reference in the Prospectus of our report dated March 8, 2006 to the shareholders of the Corporation on the following financial statements (the "Financial Statements"):

  Consolidated balance sheets as at December 31, 2005 and 2004; and

  Consolidated statements of operations and deficit, cash flows and shareholders' equity for the years ended December 31, 2005 and 2004.

We have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that are derived from the Financial Statements or that are within our knowledge as a result of our audit of such Financial Statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

"PricewaterhouseCoopers LLP"

PricewaterhouseCoopers LLP
Chartered Accountants
Vancouver, BC

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member funs of PricewaterhouseCoopers international
Limited, each of which is a separate and independent legal entity.